FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________

REPORT OF A FOREIN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of JUNE, 2004

ADRIAN RESOURCES LTD. (File #0-26296)

(Translation of registrant’s name into English)

Suite 1820, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6

(Address of principal executive offices)

Attachments:

1.

Interim Financial Statements for 3 month period ended April 30, 2004

2.

Management Discussion and Analysis for 3 month period ended April 30, 2004

3.

Certification of Interim Filings by CEO

4.

Certification of Interim Filings by CFO

5.

Audited Financial Statements for year ended January 31. 2004

6.

Certification of Annual Filings by CEO

7.

Certification of Annual Filings by CFO

8.

Notice, Information Circular and Proxy for Annual General Meeting of July 23, 3004

9.

Supplementary Return Card

Indicate by check mark whether the registrant files or will file annual reports under cover of From 20-F or Form 40F.

Form 20-F ___X________

Form 40-F_________

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______________

No  X______

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

ADRIAN RESOURCES LTD.

(Registrant)

Date: July 7, 2004

By:_s/s Dale McClanaghan

Dale McClanaghan

Its:    President__________

(title)

ADRIAN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

Three Months ended April 30, 2004

(Unaudited – Prepared by Management)

ADRIAN RESOURCES LTD.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying  unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

“Dale McClanaghan”

President and Chief Executive Officer

“Kenneth W. Morgan”

Chief Financial Officer

June 18, 2004

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEET, AS AT

(Expressed in Canadian Dollars, Unaudited)

		April 30, 2004	January 31, 2004

ASSETS

Current
Cash and cash equivalents		$ 1,671,437	$ 1,836,465
Receivables		41,943	88,392
Prepaid expenses		4,444	9,233

Total current assets		1,717,824	1,934,090
Equipment (Note 3)		3,626	42,705
Performance bond – restricted cash (Note 4)		1,069,146	693,766

		$ 2,790,596	$ 2,670,561

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities		$ 123,344	$ 83,662
Other accrued liabilities		43,279	43,279

Total current liabilities		166,622	126,941

Shareholders' equity
Capital stock (Note 5)
Authorized
100,000,000	common shares without par value
20,000,000	preferred shares without par value
Issued and outstanding
50,545,039	(2003 – 33,340,543) common shares	51,141,244	50,849,326
Contributed surplus (Note 6)		679,754	327,822
Deficit		(42,908,636)	(42,345,139)

		8,952,560	8,832,009
Treasury stock, at cost
Repurchased, not cancelled
1,660,200	(2003 – 1,660,200) common shares	(6,288,389)	(6,288,389)

		2,664,171	2,543,620

		$ 2,790,596	$ 2,670,561

Nature of operations and going concern (Note 1)

On behalf of the Board:
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars, Unaudited)

FOR THE PERIODS ENDED APRIL 30

	Three Months Ended April 30, 2004	Three Months Ended April 30, 2003
EXPENSES
Accounting and legal	$ 48,306	$ 1,261
Consulting fees	41,751	-
Depreciation	76	3,325
Filing fees	9,543	8,853
Insurance	173	-
Interest and bank charges	290	191
Investor relations and shareholder information	30,899	1,834
Office administration	16,606	5,192
Rent	18,392	8,411
Resource property costs	27,733	9,384
Stock-based compensation (Note 8)	380,525	-
Travel	7,367	-
Wages and benefits	90,988	5,429

Total expenses	(672,649)	(43,880)

OTHER INCOME (EXPENSE)
Foreign exchange (loss) gain	(64,094)	(66,769)
Write-off of equipment	(42,705)
Gain on redemption of performance bond	208,944	-
Interest income and amortization of discount on bond	7,007	14,356

Loss for the year	(563,497)	(96,293)

Deficit, beginning of year	(42,345,139)	(41,533,949)

Deficit, end of year	$ (42,908,636)	$ (41,630,242)

Basic and diluted loss per share	$ (0.02)	$ (0.00)

Weighted average number of shares outstanding	34,807,650	31,680,343

The accompanying notes are an integral part of these consolidated financial statements.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in Canadian Dollars, Unaudited)

FOR THE PERIODS ENDED APRIL 30

	Three Months Ended April 30, 2004	Three Months Ended April 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (563,497)	$ (96,293)
Items not affecting cash:
Amortization of discount on bond included in interest income	-	(3,024)
Depreciation	76	3,325
Stock-based compensation	380,525	-
Write-off of equipment	42,705	-
Foreign exchange loss (gain) on performance bond	-	54,261

Changes in non-cash working capital items:
Receivables	46,449	(11,488)
Prepaid expenses	4,789	5,806
Accounts payable and accrued liabilities	39,682	19,545

Net cash used in operating activities	(49,271)	(27,868)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of capital stock	263,325	-

Net cash provided by (used in) financing activities	263,325	-

CASH FLOWS FROM INVESTING ACTIVITIES
Capital assets	(3,702)	-
Purchase of performance bond	(375,380)	-

Net cash provided by (used in) investing activities	(379,082)	-

Change in cash and cash equivalents	(165,028)	(27,868)

Cash and cash equivalents, beginning of year	1,836,465	222,024

Cash and cash equivalents, end of year	$ 1,671,437	$ 194,156

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars, Unaudited)

JANUARY 31, 2004

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated in the Province of British Columbia and is in the business of the acquisition, exploration, exploration management, development, and sale of resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable, except for the Petaquilla property, for which a feasibility study has been completed and as a result of continuing depressed copper prices, development of the Petaquilla property is considered to be uneconomic at this time.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At  April 30, 2004, the Company has working capital of $1,551,202 (January 31, 2004 - $1,807,149). The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

3.

EQUIPMENT

In April 2004, the Company agreed, as a condition of a change in management, to abandon certain office equipment with a net book value of $42,705.

4.

PERFORMANCE BOND – RESTRICTED CASH

The Company is required to post  a performance bond of USD $780,000 to maintain its interest in the Petaquilla Property in Panama.  As at January 31, 2004, the Company fulfilled this requirement by holding a Republic of Panama Sovereign Bond (the “Panama Bond”) with a face value of USD $750,000, which the Company had purchased at a discount, and additional securities of approximately USD $30,000. In February 2004, the Panamanian Government redeemed the Panama Bond and the Company realized a  gain of $208,944. The Company subsequently pledged cash of USD $780,000  (CDN $1,069,146) as security for a Letter of Credit with the Bank of Nova Scotia to satisfy the requirements of the performance bond.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars, Unaudited)

JANUARY 31, 2004

5.

CAPITAL STOCK

	Number of Shares	Amount	Contributed Surplus

Issued

Balance, January 31, 2004	48,829,542	$ 50,849,326	$ 327,822

Exercise of stock options	1,715,497	291,919	(28,594)
Stock-based compensation	-	-	380,526

Balance, April 30, 2004	50,545,039	$ 51,141,245	$ 679,754

6.

STOCK OPTIONS

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at April 30, 2004	3,089,297	$ 0.18
Granted	1,770,000	0.42
Exercised	(1,715,497)	0.15

Balance at April 30, 2004	3,181,855	$ 0.33

As at January 31, 2003, the following stock options were outstanding and exercisable as follows:

Number of Shares	Exercise Price	Expiry Date

268,800	$ 0.15	April 18, 2007
1,143,055	0.23	September 24, 2008
1,770,000	0.42	April 28, 2009

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars, Unaudited)

JANUARY 31, 2004

6.

STOCK OPTIONS (cont’d…)

The Company granted 1,770,000 stock options to employees, directors and consultants during the current period. The Company has adopted the fair value based method of accounting for all stock based compensation. Total stock-based compensation for the fair value of stock options granted to recognized during the period was $380,526 which has been recorded in the consolidated statement of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders’ equity.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest	3.20%
Expected dividend yield	-
Expected stock price volatility	99%
Expected option life in years	2 years

Option pricing models require the input of highly subjective assumptions including  expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

7.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2004 and April 30, 2004	7,799,994	$ 0.25

As at April 30, 2004, the following share purchase warrants were outstanding and exercisable as follows:

Number of Shares	Exercise Price	Expiry Date

4,466,666	$ 0.25	September 24, 2005
3,333,328	$ 0.25	November 18, 2005

8.

RELATED PARTY TRANSACTIONS

During the period:

a)

The Company paid consulting fees of $22,920 to a company controlled by the CFO and director for his services as CFO of the Company.

a)

The Company paid legal fees of $21,433 to a law firm controlled by a former director.

b)

Included in accounts payable at January 31, 2004 is $10,928 due to a company related by virtue of a common director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

ADRIAN RESOURCES LTD.

(the “Company”)

MANAGEMENT DISCUSSION FOR THE THREE MONTHS ENDED APRIL 30, 2004

The Company’s business is the acquisition and exploration of resource properties. Since its acquisition of an interest in its Petaquilla Property in Panama in 1992, the Company's primary focus has been exploring and developing the Petaquilla Property. In January 1998, a bankable final feasibility study on the Petaquilla Property was completed by H.A. Simons Ltd. on behalf of Teck Corporation (“Teck”). Teck has the right to acquire one-half of the Company's interest in the Petaquilla Property by funding the Company's share of the cost of placing Petaquilla into production. Teck is entitled to elect and has elected to defer, until February 21, 2005, its decision whether or not to place Petaquilla into production and thereby complete its acquisition of one half of the Company's interest in Petaquilla. The deferral is based on Teck's view that the property is uneconomic at this time.

OPERATIONS AND FINANCIAL CONDITION

At April 30, 2004, the Company had total assets of $2,790,596 as compared with $2,670,561 at January 31, 2004. This decrease is primarily attributable to general and administrative expenses. Working capital at April 30, 2004 decreased to $1,551,202 from working capital of $1,807,149 at January 31, 2004 as a result of general and administrative expenses incurred by the Company, and as a result of the Company increasing its performance bond for the Petaquilla Property by $375,380.

Expenses for the three month period ended April 30, 2004 were $672,649, a substantial increase from $43,880 for the three month period ended April 30, 2003. The increase in expenses are primarily a response by the Company to improving copper prices, which have caused renewed interest in copper properties such as the Company’s Petaquilla Property. During the latter part of the previous fiscal year, the Company resumed paying certain executive salaries and raised additional capital, which contributed to increases in accounting and legal, consulting fees, filing fees, office administration, rent, stock-based compensation, travel, and wages and benefits.  The Company's largest cash outflow in the three month period ended April 30, 2004, other than the increase in the performance bond,  was as a result of general and administrative expenses of $292,124. Stock-based compensation, a non-cash expense,  increased to $380,525, compared to $Nil  in the comparable period of the prior year,  as a result of option grants during the period and the Company’s adoption of fair value based accounting for all stock based compensation. The Company also received net proceeds of $263,325 from the issuance of capital stock as the result of the exercise of options, compared to $Nil in the comparable period of the previous year.   During the three month period ended April 30, 2003, the Company’s largest cash outflow was a result of general and administrative expenses of $43,880.

During the three month period ended April 30, 2004, the Company recorded an exchange loss of $66,769, a gain on redemption of its performance bond of $208,944, and interest income of $7,007. During the three month period ended April 30, 2003, the Company recorded interest income of $14,356, and an exchange loss of $66,769. In April 2004, the Company agreed  with Madison Enterprises Corporation (“Madison”), a company  formerly related by virtue of common directors, to transfer certain office equipment with a net book value of $42,705 to Madison in exchange for Madison indemnifying the Company  for lease costs of approximately $62,000 for four years for its former premises.

The net loss for the three month period ended April 30, 2004 was $563,497 or $0.02 per share as compared with a net loss for the three month period ended April 30, 2003 of $96,293 or $0.00 per share.

CAPITAL STOCK

Please refer to the Company’s April 30, 2004 interim financial statements for details of its capital stock. The Company did not issue any securities between  April 30, 2004 and the date of this report.

LIQUIDITY AND CAPITAL RESOURCES

The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, copper or other materials in the last three financial years.

At  April 30, 2004, the Company has working capital of $1,551,202 (January 31, 2004 - $1,807,149). The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the timing of any production decision on its Petaquilla Property which, in turn, will be substantially determined by the price of copper.

FORM 52-109FT2

Certification of Interim Filings during Transition Period

I, Dale McClanaghan, Chief Executive Officer of Adrian Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Adrian Resources Ltd. (the “Issuer”) for the interim period ending April 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: June 18, 2004

 “Dale McClananghan”

Dale McClanaghan

Chief Executive Officer

FORM 52-109FT2

Certification of Interim Filings during Transition Period

I, Kenneth W. Morgan, Chief Financial Officer of Adrian Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Adrian Resources Ltd. (the “Issuer”) for the interim period ending April 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: June 18, 2004

 “Kenneth W. Morgan”

Kenneth W. Morgan

Chief Financial Officer

ADRIAN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

JANUARY 31, 2004

DAVIDSON & COMPANY

Chartered Accountants

A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Adrian Resources Ltd.

We have audited the consolidated balance sheets of Adrian Resources Ltd. as at January 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The audited consolidated financial statements for the year ended January 31, 2002 were examined by another auditor who expressed an opinion without reservation on those statements in their report dated April 18, 2002.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

June 4, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to shareholders dated June 4, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

June 4, 2004

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

		2004	2003

ASSETS

Current
Cash and cash equivalents		$ 1,836,465	$ 222,024
Receivables		88,392	34,496
Prepaid expenses		9,233	15,022

Total current assets		1,934,090	271,542
Equipment (Note 5)		42,705	56,340
Performance bond – restricted cash (Note 7)		693,766	868,758

		$ 2,670,561	$ 1,196,640

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities		$ 83,662	$ 81,260
Other accrued liabilities		43,279	46,986

Total current liabilities		126,941	128,246

Shareholders' equity
Capital stock (Note 8)
Authorized
100,000,000	common shares without par value
20,000,000	preferred shares without par value
Issued and outstanding
48,829,542	(2003 – 33,340,543) common shares	50,849,326	48,842,442
Contributed surplus (Note 8)		327,822	48,290
Deficit		(42,345,139)	(41,533,949)

		8,832,009	7,356,783
Treasury stock, at cost
Repurchased, not cancelled
1,660,200	(2003 – 1,660,200) common shares	(6,288,389)	(6,288,389)

		2,543,620	1,068,394

		$ 2,670,561	$ 1,196,640

Nature of operations and going concern (Note 1)

Commitments (Note 13)

Subsequent events (Note 17)

On behalf of the Board:

“Dale McClanaghan”	Director	“Kenneth Morgan”	Director

The accompanying notes are an integral part of these consolidated financial statements.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2004	2003	2002

EXPENSES
Accounting and legal	$ 98,850	$ 35,089	$ 33,863
Consulting fees	40,834	-	-
Depreciation	13,635	18,312	24,702
Filing fees	68,923	20,661	11,369
Insurance	863	900	2,122
Interest and bank charges	782	487	494
Investor relations and shareholder information	28,941	15,463	15,976
Office administration	33,165	2,379	7,404
Rent	20,430	-	-
Rent to related party	11,215	33,645	22,430
Resource property costs	33,910	31,638	-
Stock-based compensation (Note 9)	242,469	48,290	-
Transfer agent fees	14,621	9,778	9,702
Travel	12,566	-	-
Wages and benefits	105,683	13,656	75,290

Total expenses	(726,887)	(230,298)	(203,352)

OTHER INCOME (EXPENSE)
Foreign exchange (loss) gain	(142,267)	(43,482)	62,239
Gain on sale of marketable securities	-	-	80,977
Interest income and amortization of discount on bond	57,964	71,363	81,897
Write-down of marketable securities	-	(11,685)	(141,167)
Write-down of resource properties (Note 6)	-	-	(32,628,433)

Loss for the year	(811,190)	(214,102)	(32,747,839)

Deficit, beginning of year	(41,533,949)	(41,319,847)	(8,572,008)

Deficit, end of year	$ (42,345,139)	$ (41,533,949)	$ (41,319,847)

Basic and diluted loss per share	$ (0.02)	$ (0.01)	$ (1.03)

Weighted average number of shares outstanding	36,153,757	31,680,343	31,680,343

The accompanying notes are an integral part of these consolidated financial statements.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (811,190)	$ (214,102)	$ (32,747,839)
Items not affecting cash:
Amortization of discount on bond included in interest income	(11,864)	(13,501)	(13,511)
Depreciation	13,635	18,312	24,702
Gain on sale of marketable securities	-	-	(80,977)
Stock-based compensation	242,469	48,290	-
Write-down of marketable securities	-	11,685	141,167
Write-down of resource properties	-	-	32,628,433
Foreign exchange loss (gain) on performance bond	110,914	34,709	(62,627)

Changes in non-cash working capital items:
Receivables	(53,896)	(2,754)	(14,061)
Prepaid expenses	5,789	313	457
Accounts payable and accrued liabilities	(1,305)	60,003	(6,821)

Net cash used in operating activities	(505,448)	(57,045)	(131,077)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of capital stock	2,043,947	-	-
Joint venture loan payments	-	(69)	(1,739)

Net cash provided by (used in) financing activities	2,043,947	(69)	(1,739)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of marketable securities	-	-	116,955
Expenditures on resource properties	-	-	(3,306)
Proceeds from reduction in performance bond	75,942	86,481	88,176

Net cash provided by investing activities	75,942	86,481	201,825

Increase in cash and cash equivalents	1,614,441	29,367	69,009

Cash and cash equivalents, beginning of year	222,024	192,657	123,648

Cash and cash equivalents, end of year	$ 1,836,465	$ 222,024	$ 192,657

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2004

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated in the Province of British Columbia and is in the business of the acquisition and exploration of resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable, except for the Petaquilla property (Note 6), for which a feasibility study has been completed and as a result of continuing depressed copper prices, development of the Petaquilla property is considered to be uneconomic at this time.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At  January 31, 2004, the Company has working capital of $1,807,149 (2003 - $143,296). The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Adrian Resources, S.A. (a Panama corporation), Adrian Resources (BVI) Ltd. (a British Virgin Island corporation) and Georecursos Internacional, S.A. (“Georecursos”) (a Panama corporation). The Company proportionately consolidates its 52% interest in a joint venture investment, Minera Petaquilla S.A. (“Minera Petaquilla”) (a Panama corporation).

All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include cash and bank deposits maturing within 90 days from the original date of acquisition. To limit its credit risk exposure in excess of federally insured amounts, the Company places its deposits with financial institutions with high credit standing.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Marketable securities

Marketable securities are carried at the lower of cost and quoted market value on an individual investment basis.

Equipment

Equipment is recorded at cost less accumulated depreciation, which is provided on computer equipment, furniture and fixtures and office equipment on the declining balance basis at rates varying between 20% and 30% per annum.

Resource properties

Acquisition costs of resource properties, together with direct exploration and development expenditures incurred thereon, are deferred until the property to which they relate is placed into production, sold or abandoned. The carrying values of resource properties are, where necessary, written down to the estimated recoverable amount based on undiscounted estimated future net cash flows. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company follows the cost reduction method of accounting for the receipt of property option and similar payments.  Cash and other property payments received from the Company’s exploration partners are credited to the respective property until capitalized costs are recovered; thereafter, such payments are included in income.  Option payments are exercisable at the discretion of the optionee and are only recognized when received.  Management fees earned for the management of properties are included in income.

On an annual basis, the Company reviews the carrying values of deferred resource property acquisition and exploration expenditures with a view to assessing whether there has been an impairment in value. In the event that management determines potential reserves to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

Values

The amounts shown for resource properties represent costs incurred to date and are not intended to reflect present or future values.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Foreign currency translation

Integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rate, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses are translated at the average rate of exchange during the year. Translation gains and losses are reflected in loss for the year.

Foreign currency denominated monetary accounts of the Company are translated at the year-end exchange rate.  Exchange gains and losses on translation are recognized as a gain or loss in the year they arise.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At January 31, 2004, 2003 and 2002, the total number of potentially dilutive shares excluded from loss per share was 10,889,291, 2,398,297 and 4,934,226, respectively.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Stock-based compensation

Effective February 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.  The granting of stock options to non-employees and direct awards of stock to employees and non-employees is accounted for using the fair value method of accounting.

Effective for the year ended January 31, 2004, the Company adopted prospectively the new recommendations of the CICA with respect to stock-based compensation. Under the new recommendations, the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.

Income taxes

Future income taxes are recorded using the asset and liability method under which future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Comparative figures

Certain comparative figures have been reclassified to comply with the current year’s presentation.

3.

MARKETABLE SECURITIES

The Company holds shares of certain publicly traded companies with a book value of $Nil (2003 - $Nil) and a market value of $45,006 (2003 - $Nil).

4.

INVESTMENT IN JOINT VENTURE

The Company owns a 52% joint venture interest in Minera Petaquilla, which is proportionately consolidated in the financial statements.  The Company’s interest is summarized as follows:

	2004	2003

ASSETS

Current assets
Cash	$ 35,709	$ 11,597
Due from shareholders	10,343	20,854
Receivables	7,329	8,671
Prepaid expenses	550	143

	$ 53,931	$ 41,265

LIABILITIES
Current liabilities	$ 34,393	$ 19,933
Other liabilities	43,279	46,986

SHAREHOLDERS’ DEFICIENCY	(23,741)	(25,654)

	$ 53,931	$ 41,265

Cash flows provided by (used in):
Operating activities	$ 24,112	$ (65,944)
Financing activities	-	77,235
Investing activities	-	-

The Company’s share of Minera Petaquilla’s income (loss) for the years ended January 31, 2004, 2003 and 2002 was $2,913, $(946), and $(18,029,191), respectively, consisting of office administration costs and write-down of resource properties.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2004

5.

EQUIPMENT

		2004			2003
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Computer equipment	$ 35,639	$ 19,069	$ 16,570	$ 275,590	$ 251,920	$ 23,670
Furniture and fixtures	33,923	14,448	19,475	103,477	79,132	24,345
Office equipment	12,795	6,135	6,660	38,992	30,667	8,325

	$ 82,357	$ 39,652	$ 42,705	$ 418,059	$ 361,719	$ 56,340

During the current year, the Company wrote-off certain fully depreciated equipment with an original cost of $335,702.

6.

RESOURCE PROPERTIES

Petaquilla Property

Balance, January 31, 2001	$ 32,625,127
Exploration expenditures	3,306
Write-down of resource properties	(32,628,433)

Balance, January 31, 2002, 2003 and 2004	$ -

Petaquilla Property, Panama

The Company, through its wholly-owned subsidiary Georecursos, owns 52% of Minera Petaquilla, and Minnova (Panama) Inc. (“Minnova”), a wholly-owned subsidiary of Inmet Mining Corporation (“Inmet”), owns the remaining 48% of Minera Petaquilla, a company formed during 1997 to own the Petaquilla mineral concession in Panama. The Petaquilla property contains a large copper-gold porphyry system.

Teck Cominco Limited (“Teck”) has an option to acquire 50% of the Company’s interest in Minera Petaquilla, which would result in Teck having a 26% interest in Minera Petaquilla. In order for Teck to acquire the 26% interest, it is required to:

i)

Fund 52% of the continuing exploration expenditures, as defined, of Minera Petaquilla, with Minnova to fund its 48% share, until such time as Teck either acquires its interest or its interest is terminated.

ii)

Fund 100% of and complete a final feasibility study, as defined, for the property and deliver such study by January 21, 1998 (completed).

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2004

6.

RESOURCE PROPERTIES (cont’d…)

Petaquilla Property, Panama (cont’d…)

iii)

Arrange project financing for Minera Petaquilla for completion of development of the Petaquilla property and, if necessary, fund 52% (Minnova to fund 48%) of any shortfall in the total project funding requirement in excess of arranged project financing.

Teck has deferred the decision to February 21, 2005 on whether to make a final commitment respecting development of the concession. Teck is committed to annually deliver an update to the feasibility study of the concession. The requirement to make a final commitment or give notice of unfavorable economic conditions within 90 days of delivery of the final feasibility study applies to all subsequent annual anniversaries. Failure to make such a commitment or deliver a notice shall result in the termination of Teck’s right to acquire an interest in Minera Petaquilla.

Upon Teck making a final commitment, Minnova is required to deliver a final commitment to participate in the development of the project or it will be required to dispose of its interest in Minera Petaquilla. Minnova is then required to either offer to sell its interest in the concession or accept an 8% net profit interest, as defined, in the project. The offer to sell its interest shall be made first to the Company and then to Teck at a price to be determined by Minnova. In the event that neither the Company nor Teck chooses to acquire Minnova’s interest, Minnova shall be entitled to seek an independent purchaser of its interest on terms no more favorable than those offered to the Company and Teck.

Either the Company or Minnova (the Proposer) may at any time give notice to the other parties of its intention to proceed with development of the concession in accordance with the most recently delivered Teck feasibility study. Upon receipt of such notice, Teck has 50 days in which to make a final commitment to develop the project. The other party, the Company or Minnova (the Recipient), has 60 days from the receipt of such notice to commit to develop the project.

If the Recipient has not agreed to develop the project, the Proposer may, within 70 days of the proposal, elect to exercise the “Shotgun Offer,” as defined, and either sell its interest or acquire the Recipient’s interest in Minera Petaquilla, for cash, based on the value of Minera Petaquilla as determined in accordance with the provisions of the agreement. The Recipient has 15 days from receipt of the Shotgun Offer to agree either to sell its interest or to acquire the Proposer’s interest as applicable, and in the event that the Recipient does not take action within the 15-day period, it will thereafter be deemed to have agreed to sell its interest in Minera Petaquilla.

If Minnova sells its interest, pursuant to the Shotgun Offer, the Company shall pay Minnova 48% of the value of Minera Petaquilla.

If the Company sells its interest, pursuant to the Shotgun Offer, it shall receive 29% of the value of Minera Petaquilla on condition that, in the event that Teck’s interest in the concession is terminated, the Company shall receive an additional 23% of the value of Minera Petaquilla.

If Teck’s interest in the concession is not terminated and the Company sells its interest, pursuant to the Shotgun Offer, the Company shall not be entitled to receive any further amount, in excess of the 29% of the value received on account of the sale of its interest in Minera Petaquilla.

Upon exercise of the Shotgun Offer, Teck has 130 days in which to deliver a final commitment for development of the concession or its interest shall be terminated.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2004

6.

RESOURCE PROPERTIES (cont’d…)

Petaquilla Property, Panama (cont’d…)

Teck’s interest in the concession shall terminate on the earlier of:

i)

Teck electing to terminate its interest provided it has delivered its final feasibility study, or

ii)

Teck’s failure to deliver a final commitment as outlined above.

In the event that Teck’s interest is terminated, Teck shall retain a net profit royalty interest in the project at a rate to be determined.

The Government of Panama passed legislation which significantly expands the size of the Panama Canal Watershed in general and, in particular, establishes an overlap of part of the Petaquilla concession.  It is possible that future construction of dams within the watershed area could negatively affect the development of the Petaquilla Property.

During the year ended January 31, 2002, the Company recorded a write-down of the property of $32,628,433 as a result of depressed copper prices which makes development of the Petaquilla property uneconomic.

7.

PERFORMANCE BOND – RESTRICTED CASH

During the year ended January 31, 2001, the Company purchased a Republic of Panama Sovereign Bond for US$630,000 with a face value of US$750,000 and a coupon rate of 4.5% maturing on July 17, 2014.  Included in interest income for the year ended January 31, 2004 is amortization of the discount on the bond of $11,864 (2003 - $13,501; 2002 - $13,511).  The Company received principal amortization payments of $75,942 during the year ended January 31, 2004 ($86,481 in 2003; $88,176 in 2002).  The Company also holds a US$31,175 one-year Panama Time Deposit earning interest at a rate of 4% per annum maturing October 1, 2004.

8.

CAPITAL STOCK

	Number of Shares	Amount	Contributed Surplus

Issued

Balance as at January 31, 2001 and 2002	33,340,543	$ 48,842,442	$ -
Stock-based compensation	-	-	48,290

Balance as at January 31, 2003	33,340,543	48,842,442	48,290
Non-brokered private placement, net of finders’ fees (a)	8,333,333	1,125,000	-
Non-brokered private placement, net of finders’ fees (b)	6,666,666	900,000	-
Exercise of stock options	489,000	87,850	(14,500)
Finder’s fee warrants	-	-	51,563
Stock-based compensation	-	-	242,469
Share issuance costs	-	(105,966)	-

Balance, January 31, 2004	48,829,542	$ 50,849,326	$ 327,822

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2004

8.

CAPITAL STOCK (cont’d…)

a)

In September 2003, the Company completed a non-brokered private placement and issued 8,333,333 units at a price of $0.15 per unit, for gross proceeds of $1,250,000. Each unit consists of one common share and one-half of one non-transferable two-year share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.25 per share until September 24, 2005. The Company paid finders’ fees of $125,000 and issued 300,000 finder’s fee warrants entitling the holder to purchase one additional common share at a price of $0.25 per share until September 24, 2005.

b)

In November  2003, the Company completed a non-brokered private placement and issued 6,666,666 units at a price of $0.15 per unit, for gross proceeds of $1,000,000. Each unit consists of one common share and one-half of one non-transferable two-year share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.25 per share until November 18, 2005. The Company paid finders’ fees of $100,000.

c)

The shareholders of the Company have adopted a shareholder rights plan (the “Plan”), creating the potential for substantial dilution of an acquirer’s position except with respect to a “permitted bid”.  The rights issuable to shareholders under the Plan entitle the existing shareholders, other than the acquiring person, to purchase an additional share at one-half of the current market price, upon the occurrence of certain triggering events. The main such event is the acquisition of 20% or more of the issued common shares of the Company by an individual or several persons acting in concert in a transaction not approved by the board of directors to purchase common shares of the Company. The Plan has a ten-year term and expires on April 28, 2005.

9.

STOCK OPTIONS

The Company has a stock option plan which authorizes the board of directors to grant incentive stock options to directors, officers and employees whereby the maximum number of shares reserved for issuance under the Company’s plan is 7,436,158 common shares.  The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to date of the grant, all of which vest immediately and are exercisable over five years.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2004

9.

STOCK OPTIONS (cont’d…)

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2001	3,586,838	$ 0.34
Granted	-	-
Expired	-	-
Forfeited	(41,500)	0.31

Balance at January 31, 2002	3,545,338	0.34
Granted	2,398,297	0.15
Expired	-	-
Forfeited	(3,545,338)	0.34

Balance at January 31, 2003	2,398,297	0.15
Granted	1,180,000	0.23
Exercised	(489,000)	0.15
Expired	-	-
Forfeited	-	-

Balance at January 31, 2004	3,089,297	$ 0.18

The weighted average fair value of stock options granted during the current year was $0.21 (2003 - $0.09) per option.

As at January 31, 2004, the following stock options were outstanding and exercisable as follows:

Number of Shares	Exercise Price	Expiry Date

1,909,297	$ 0.15	April 18, 2007
1,180,000	$ 0.23	September 24, 2008

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2004

9.

STOCK OPTIONS (cont’d…)

Included in stock options granted during the current year are 450,000 (2003 – 549,500) stock options granted to consultants and non-employees.  Total stock-based compensation for the fair value of stock options granted to consultants and non-employees recognized during the current year was $92,467 (2003 - $48,290) which has been recorded in the consolidated statement of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders’ equity.

During the current year, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock based compensation (Note 2). Included in stock options granted in the current year are 730,000 stock options granted to employees and directors (2003 – 1,848,797 options). These options have a fair value of $150,002 (2003 – $162,473) which, beginning in February 1, 2003 is being recognized over the vesting periods of the options. Total stock-based compensation for stock options granted to employees and directors recognized during the current year was $150,002 (2003 - $Nil). Prior to February 1, 2003, the Company had elected to measure compensation costs using the intrinsic value-based method for employee and director stock options. Under this method, no compensation expense was recognized when the stock options were granted.

Had compensation costs prior to February 1, 2003 been determined based on the fair value of the options granted using the Black-Scholes option-pricing model , additional compensation expense would have been recorded as follows:

Year Ended January 31, 2003

Loss for the year as reported	$ (214,102)
Additional compensation expense	(162,473)

Pro-forma loss	(376,575)

Pro-forma basic and diluted loss per share	$ (0.01)

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

	Year Ended January 31, 2004	Year Ended January 31, 2003
Risk-free interest	3.86%	5.00%
Expected dividend yield	-	-
Expected stock price volatility	140%	85%
Expected option life in years	5 years	5 years

Option pricing models require the input of highly subjective assumptions including  expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2004

10.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2001 and 2002	1,388,888	$ 0.19

Issued	-	-
Expired	(1,388,888)	0.19

Balance at January 31, 2003	-	-

Issued	7,799,994	0.25
Expired	-	-

Balance at January 31, 2004	7,799,994	$ 0.25

As at January 31, 2004, the following share purchase warrants were outstanding and exercisable as follows:

Number of Shares	Exercise Price	Expiry Date

4,466,666	$ 0.25	September 24, 2005
3,333,328	$ 0.25	November 18, 2005

Included in the warrants issued during the current year are finder’s fee warrants entitling the purchase of up to 300,000 shares of the Company at a price of $0.25 per share until September 24, 2005.  Total stock-based compensation for the fair value of these warrants was $51,563 (2003 - $Nil) which has been recorded as share issue costs with corresponding entry in contributed surplus. These warrants were valued using the Black-Scholes option-pricing model using a risk-free interest rate of 3%, an expected life of 2 years, an annualized volatility of 140%, and a dividend rate of 0%.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2004

11.

RELATED PARTY TRANSACTIONS

During the year ended January 31, 2004:

a)

The Company paid consulting fees of $34,833 (2003 - $Nil; 2002 - $Nil) to a company controlled by a director for CFO services.

a)

The Company paid rent expense of $11,215 (2003 - $33,645; 2002 - $22,430) to a company related by virtue of common directors.  These directors resigned subsequent to year end.

b)

The Company paid legal fees of $108,037 (2003 - $Nil; 2002 - $Nil) to a law firm controlled by a director, of which $47,569 (2003 - $Nil; 2002 - $Nil) was recorded as share issue costs.  This director resigned subsequent to year end.

c)

Included in accounts payable at January 31, 2004 is $10,212 (2003 - $Nil) due to a law firm controlled by a director.  This director resigned subsequent to year end.

d)

Included in accounts payable at January 31, 2004 is $7,862 (2003 - $Nil) due to a company related by virtue of a common director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.

INCOME TAXES

A reconciliation of income taxes of statutory rates with the reported taxes is as follows:

	2004	2003	2002

Statutory tax rate	37.6%	39.6%	44.62%

Loss for the year	$ (811,190)	$ (214,102)	$ (32,747,839)

Expected income tax recovery	$ 305,007	$ 84,784	$ 14,612,086
Permanent and other differences	(91,172)	(35,815)	(1,116)
Differences in foreign tax rates	(12,305)	(4,419)	(2,648,668)
Losses for which an income tax benefit has not been recognized	(201,530)	(44,550)	(11,962,302)

	$ -	$ -	$ -

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2004

12.

INCOME TAXES (cont’d…)

The significant components of the Company’s future income tax assets are as follows:

	2004	2003

Future income tax assets
Non-capital and other loss carry-forwards	$ 983,235	$ 1,291,401
Equipment and exploration properties	224,647	232,142
Investments	2,587,307	2,732,661
Share issuance costs	9,703	10,248

Total future income tax assets	3,804,892	4,266,452
Valuation allowance	(3,804,892)	(4,266,452)

Net future income tax assets	$ -	$ -

The Company has non-capital losses of approximately $2,760,000 available for deduction against future years’ taxable income in Canada.  These losses, if unutilized, will expire beginning in 2005.  Subject to certain restrictions, the Company also has approximately $175,000 of resource expenditures available to reduce taxable income of future years in Canada plus resource related deductions available to reduce future taxable income in Panama.

The future tax benefits which may arise as a result of these non-capital losses and resource expenditures have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

13.

COMMITMENTS

Subsequent to the year end, the Company entered into a five year lease for premises at an estimated annual cost of $63,176 per year commencing June 2004. The Company also entered into an indemnity agreement with Madison Enterprises Corporation (“Madison”), a company related or formerly related by virtue of common directors, whereby Madison agreed to indemnify the Company for costs arising from the lease of its former premises.

14.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, receivables, performance bond and accounts payable and other accrued liabilities.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2004

15.

SEGMENT INFORMATION

The Company has one operating segment being the exploration of resource properties.  Details of geographic information are as follows:

2004	Canada	Panama	Total

Interest income	$ 12,373	$ 45,591	$ 57,964

Equipment	$ 42,705	$ -	$ 42,705

2003	Canada	Panama	Total

Interest income	$ 687	$ 70,676	$ 71,363

Equipment	$ 56,340	$ -	$ 56,340

2002	Canada	Panama	Total

Interest income	$ 1,476	$ 80,421	$ 81,897

Capital assets	$ 74,652	$ -	$ 74,652

16.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the years ended January 31, 2004, 2003 and 2002, the Company conducted non-cash operating, financing and investing activities as follows:

	2004	2003	2002

Non-cash operating activities
Receivables settled with marketable securities	$ -	$ -	$ 156,852

Non-cash financing activities
Finder’s fee warrants	51,563	-	-
Share issue costs	(51,563)	-	-

Non-cash investing activities
Marketable securities applied in settlement of receivables	-	-	(156,852)

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2004

17.

SUBSEQUENT EVENTS

a)

On April 16, 2004, the Company reported that R.S. Angus, Chet Idziszek, J.G. Stewart and Ed Thompson had resigned as directors and officers of the Company, and that Dale McClanaghan and Michael Levy had been appointed to fill some of the vacancies on the Board.

b)

Subsequent to the year end, the Company granted 1,770,000 stock options exercisable at $0.42 per share at any time on or before April 27, 2009.

c)

The Company issued 50,000 common shares on the exercise of warrants for proceeds of $12,500 and issued 1,715,497 common shares on the exercise of stock options for proceeds of $257,324.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below.

Loss for the year

	2004	2003	2002

Loss for the year following Canadian GAAP	$ (811,190)	$ (214,102)	$ (32,747,839)
Interest capitalized on resource properties written off (c)	-	-	(127,800)

Loss for the year following U.S. GAAP	(811,190)	(214,102)	(32,875,639)
Holding gains on investments (b)	45,006	-	31,219

Comprehensive loss following U.S. GAAP	$ (766,184)	$ (214,102)	$ (32,844,420)

Basic and diluted loss per share following U.S. GAAP	$ (0.02)	$ (0.01)	$ (1.04)

	2004	2003

Current assets
Current assets following Canadian GAAP	$ 1,934,090	$ 271,542
Cumulative adjustments:
Holding gain on investments (b)	45,006	-

Current assets following U.S. GAAP	$ 1,979,096	$ 271,542

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2004

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

	2004	2003	2002

Shareholders’ equity

Shareholders’ equity following Canadian GAAP	$ 2,543,620	$ 1,068,394	$ 1,234,206
Cumulative adjustments:
Holding gains on investments (b)	45,006	-	32,719

Shareholders’ equity following U.S. GAAP	$ 2,588,626	$ 1,068,394	$ 1,266,925

There were no material differences between Canadian and U.S. GAAP in the statement of cash flows.

a)

Resource properties and deferred costs

Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2.  For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties is measured periodically for recoverability of carrying values.

b)

Marketable securities

Under Canadian GAAP, the marketable securities held by the Company are recorded at the lower of cost and net realizable value. Under SFAS No. 115, these investments are classified as “available for sale” securities and recorded at market value. The accumulated difference between cost and market value is recorded as part of comprehensive income.

c)

Capitalization of interest

During the years ended January 31, 1994 and 1995, the Company expensed $127,800 of interest, which under U.S. GAAP would have been capitalized to mineral properties.

d)

Stock-based compensation

Under U.S. GAAP, Statement of Financial Accounting Standards No. 123 “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has elected for the year ended January 31, 2004 to account for stock-based compensation using SFAS 123.  Accordingly, compensation cost for stock options is measured at the fair value of options granted.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2004

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

d)

Stock-based compensation (cont’d…)

For the years ended January 31, 2003 and 2002, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”.  Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there was no compensation cost to be recognized by the Company.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s consolidated financial statements was not required for the year ended January 31, 2002.  New accounting and disclosure standards were introduced under Canadian GAAP (Note 2) beginning with the fiscal year ended January 31, 2003.  Accordingly, there is no difference between Canadian and U.S. GAAP on the accounting for stock-based compensation for the years ended January 31, 2004 and 2003.  For the year ended January 31, 2002, since no stock options were granted, there is also no difference.

e)

Recent accounting pronouncements

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”).  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”.  SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”).  SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

In January 2003, FASB issued Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46") (revised in December 17, 2003).  The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities.  A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.  FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.  FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest.  The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 15, 2003.  The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

ADRIAN RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2004

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

e)

Recent accounting pronouncements (cont’d…)

Canadian Standards

In 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, which is effective for fiscal years commencing September 1, 2003.  Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value.  The Company does not expect the adoption of this section to have significant impact on its consolidated financial statements.

In June 2003, the CICA revised Accounting Guideline 13, “Hedging Relationships”, which is effective for fiscal years beginning on or after July 1, 2003.  The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting.  The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting.  The Company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004.  This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  Management is assessing the impact, if any, of the adoption of this guideline on the Company’s consolidated financial statements.

Exhibit 13.A

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Adrian Resources Ltd. for the year ended January 31, 2004, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: June 19, 2004

/s/ Dale McClanaghan

Dale McClanaghan

President and Chief Executive Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 13.B

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Adrian Resources Ltd. for the year ended January 31, 2004, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: June 19, 2004

/s/ Kenneth Morgan

Kenneth Morgan

Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

ADRIAN RESOURCES LTD.

Notice of Annual and Extraordinary General Meeting

July 23, 2004

NOTICE IS HEREBY GIVEN that the Annual and Extraordinary General Meeting (the “Meeting”) of the shareholders of ADRIAN RESOURCES LTD.  (the “Company”), will be held at Suite 1820, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6 on the 23rd day of July, 2004, at 10:00 in the forenoon Vancouver time, for the following purposes:

1.

to receive the financial statements of the Company as at January 31, 2004 and the auditor’s report thereon;

2.

to set the number of directors at four;

3.

to elect directors for the ensuing year;

4.

to authorize the board of directors to change the name of the Company by the following special resolution:

“The board of directors be and they are hereby authorized as they shall in their discretion decide, to change the name of the Company to Petaquilla Resources Ltd. or such other name as the Board of directors shall decide and as is acceptable to the regulatory authorities and that paragraph 2 of the Memorandum of the Company be altered accordingly.”

5.

to ratify, confirm and approve all acts, deeds and things done by the proceedings of the directors of the Company on its behalf since the last Annual General Meeting;

6.

to appoint Davidson & Company, Chartered Accountants, as auditor for the Company and to authorize the Directors to fix their remuneration;

7.

to transact such other business as may properly be brought before the Meeting and any and all   adjournments thereof.

The accompanying Information Circular provides additional information relating the matters to be dealt with at the Meeting and is deemed to form part of the notice. A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his or her stead. If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of Proxy accompanying this Notice.

DATED at Vancouver, British Columbia, this 21st day of June, 2004.

BY ORDER OF THE BOARD

Dale McClanaghan, President and CEO

Suite 1820, 701 West Georgia Street

Vancouver, British Columbia

Canada V7Y 1C6

Tel: (604) 694-0021

Fax: (604) 694-0063

INFORMATION CIRCULAR
(Containing information as at June 21, 2004 unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of ADRIAN RESOURCES LTD. (the "Company") for use at the Annual and Extraordinary General Meeting of Members of the Company (and any adjournment thereof) to be held on July 23, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and the Secretary, respectively, of the Company. A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by mail or fax by Computershare Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, (Fax: within North America 1-866-249-7775; outside North America (416) 263-9524) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A member who has given a proxy may revoke it by an instrument in writing and executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, Suite 1010, 1030 West Georgia Street, Vancouver, British Columbia, CanadaV6E 2Y3, at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will be voted in accordance with the specification made, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE MEMBER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to a substantial number of shareholders who do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this section as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder’s name on the records of the Company. Such shares will more likely be registered in the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities), which company acts as a nominee for many Canadian brokerage firms. Voting Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”), formerly Independent Investor Communications or IICC. ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only members of record at the close of business on June 21, 2004, a day which is 35 days prior to the date of the meeting, (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every individual who is present as a Member or as a representative of one or more corporate members, or who is holding a proxy on behalf of a Member who is not present at the meeting, will have one vote, and on a poll every member present in person or represented by a proxy and every person who is a representative of one or more corporate members, will have one vote for each common share registered in his name on the list of members, which is available for inspection during normal business hours at Computershare Company of Canada and will be available at the meeting.

To the knowledge of the directors and senior officers of the Company, except as shown below, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

Name	Number of Shares Held	Percent of Issued Shares
Stratagem Capital Corporation	6,154,000	12.16

MATTERS TO BE ACTED UPON AT THE MEETING

Fixing the Number of Directors

The shareholders will be asked to consider, and if thought fit, to pass an ordinary resolution fixing the number of directors at four.

Election of Directors

The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of the nominees proposed by management for election as directors, all offices of the Company each now holds, each nominee’s principal occupation, business or employment, the period of time for which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercises control or direction, as at the date hereof.

Name, Position and Municipality of Residence (1)	Principal Occupation and. If not at present an Elected Director, Occupation During the Last Five Years (1)	Previous Service as a Director	Shares Owned (2)
Dale McClanaghan President, CEO and Director Vancouver, B.C.	President and CEO of the Company, Dale McClanaghan Consulting Ltd. January 2002 to date, CEO, VanCity Enterprises Ltd. May 1997 to January 2002	Since April 16, 2004	33,100
Kenneth Morgan, CA, CPA (3) CFO and Director Vancouver B.C.	CFO of the Company since September, 2003, President and CEO of Strategem Capital Corporation since July, 2001. CFO of Image Power Inc. and employed from September 1999 to March 2001.	September 24, 2003	Nil
Michael Levy (3) Director White Rock, B.C.	Executive Vice President of Custom House Global Foreign Exchange since 2000 and prior to that operated his own currency exchange companies within the Lower Fraser Valley, British Columbia, Financial analyst and commentator with CKNW/98 Radio and the Corus Radio Network	Since April 16, 2004	100,666
Richard Fifer (3), Director, Panama, Republic of Panama	President of Geoinfo, S.A., a Panamanian company that provides GIS (mapping) technology and solutions since 1994. Chairman and President of CODEMIN, (Panama State mining company) January 1997 to present, Ministry of Foreign Affairs Panama, President’s Plenipotentiary Ambassador-at-large, March, 2002 to September 2003, Governor Province of Cocle, Panama, March 2002 to September 2003	March 1993 to November 1998, July 2002 to July 2003 and November 12, 2003	1,138,673

(1)

The information as to municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually

(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being with in the knowledge of the Company has been furnished by the respective directors individually.

(3)

Denotes member of the Audit and Independent Review Committees. (See Statement of Corporate Governance Practices”

It is the intention of the Board of Directors to appoint, by consensus, an independent director prior to the next annual general meeting of shareholders. The board is permitted to add an additional director by the Articles of the Company.

CHANGE OF NAME OF THE COMPANY

The shareholders will be asked to consider, and if thought fit, to pass a special resolution to authorize the board of directors to change the name of the Company:

“RESOLVED AS A SPECIAL RESOLUTION that the board of directors be and they are hereby authorized as they shall in their discretion decide, to change the name of the Company to Petaquilla Resources Ltd. or such other name as the Board of directors shall decide and as is acceptable to the regulatory authorities and that paragraph 2 of the Memorandum of the Company be altered accordingly.”

STATEMENT OF EXECUTIVE COMPENSATION

During the fiscal year ended January 30, 2004, the Company did not pay any cash compensation to its directors and officers. No other funds were set aside or accrued by the Company during the fiscal year ended January 30, 2004 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

"Named Executive Officers" means the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 whether or not they are an executive officer at the end of the fiscal year.

The Company currently has two Named Executive Officers: Dale McClanaghan, President and Chief Executive Officer; who was appointed on April 16, 2004 and Kenneth Morgan who was CFO at January 31, 2004 and remains as such. Kenneth Morgan was CFO, Chet Idziszek was President and CEO and James G. Stewart was Corporate Secretary at January 31, 2004 (the "Named Executive Officers"). The latter two resigned on April 16, 2004. The following table (presented in accordance with the regulation (the "Regulation") made under the Securities Act (British Columbia) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended January 31, 2004, 2003, and 2002 (to the extent required by the Regulation) in respect of each of the individuals who were, at January 31, 2004, the Chief Executive Officer and the other most highly compensated executive officers of the Company (the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
					Awards	Awards	Payouts
Name and Principal Occupation	Fiscal Year Ended January 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option / SAR’s Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)
Chet Idziszek, President and CEO	2004 2003 2002	Nil 0 15,324	Nil Nil Nil	44,272 Nil Nil	N/A 574,847/0 0/0	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
James G. Stewart, Corporate Secretary	2004 2003 2002	Nil Nil 10,946	Nil Nil Nil	108,037 Nil Nil	422,650/0 457,650/0 0/0	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Kenneth Morgan CFO	2003	$34,833	Nil	Nil	450,000/0	N/A	N/A	N/A

Option/SAR (Stock appreciation rights) Grants in Last Fiscal Year

The following table (presented in accordance with the Regulation) sets forth stock options granted by the Company during the fiscal year ended January 31, 2004 to Named Executive Officers of the Company:

Name	Securities Under Option Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price or Base Price ($/Security) (1)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiry Date
Chet Idzeszik	Nil	N/A	N/A	N/A	N/A
James G. Stewart	Nil	N/A	N/A	N/A	N/A
Kenneth Morgan	450,000	38	$0.23	Nil	Sept. 24/08

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below)of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital. Options vest immediately upon grant.

Aggregated Options/SAR Exercises in Last Fiscal Year and
Fiscal Year-End Option/SAR Values

The following table (presented in accordance with the Regulation) sets forth details of all exercises of stock options/SARs during the fiscal year ended January 31, 2004 by each of the Named Executive Officers and the fiscal year-end value of unexercised options/SARs on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2),	Unexercised Options/SARs At Fiscal Year-End (#)(3) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End, Exercisable/ Unexercisable
Chet Idziszek	0	0	574,847 / 0	$275,926/ 0
James G. Stewart	35,000	$21,325	422,650 / 0	$ 202,872 / 0
Kenneth Morgan	0	0	450,000/0	$180,000

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the Toronto Stock Exchange.

(3)

The numbers relate solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on January 30, 2004 (being the last day on which trading occurred prior to the financial year end) of $0.63, less the exercise price of in-the-money stock options.

Pension Plans

The Company does not provide retirement benefits for directors and executive officers.

Executive Compensation Program

There are no arrangements under which Executive Officers were compensated by the Company during the most recently completed financial year for their services in their capacity as Executive Officers, other than as described hereunder and disclosed under “Summary Compensation Table”. Matters relating to compensation are determined by the Board of Directors.

Incentive Stock Options and Stock Option Plan

The Company has an Incentive Stock Option Plan in place. The total Reserve for Grants under the Plan is 7,436,158 common shares.

The Board of Directors has sole discretion to determine the key employees to whom it grants incentive share options and to determine the terms and conditions of the options. The Board of Directors approves ranges of stock option grants for each level of executive officer based on recommendations of the Compensation Committee. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

Shareholder Return Performance Graph

The chart below (as required by the Regulation) compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of The S&P/ TSX Composite Index for the five fiscal year period commencing February 1, 1999 and ending January 31, 2004*).

Comparison of 5-Year Total Shareholder Return on Common Shares of the
Company & the S&P/TSX Composite Index

                           1999                2000               2001               2002           2003

Assumes that the initial value of the Company's common shares and in the S&P/TSX Composite Index was $100 on February 1, 1999 and that all dividends were reinvested

	Jan 31, 2000	Jan. 31, 2001	Jan. 31, 2002	Jan. 31, 2003	Jan. 31, 2004
The Company	$86.21	$41.38	$34.48	$58.62	$217.24
S&P/TSX Composite	$126.17	$137.29	$113.68	$97.11	$125.96

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.

The following table sets forth stock options granted by the Company during the fiscal year ended January 31, 2004 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Richard Fifer	280,000	24	$0.23	Nil	September 24, 2008

(1)

Percentage of all options granted during the fiscal year. All previously granted options were cancelled During the period.

(2)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan) of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital. Options vest immediately upon grant

The following table sets forth details of all exercises of stock options/SARs during the fiscal year ended January 31, 2004 by directors who are not the Named Executive Officers of the Company, as a group, and the fiscal yearend value of unexercised options/SARs on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options/SARs at Fiscal Year-End (#)(3) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End January 31, 2004 Exercisable/ Unexercisable
R. Stuart Angus Edward G. Thompson Richard Fifer	0 0 0	0 0 0	320,000/0 280,000/0 280,000/0	$153,600 $134,400 $112,000

(1)

Number of common shares of the Company acquired on the exercise of stock options, or, in the case of an exercise of tandem SARs, the number of common shares in respect of which stock options were cancelled as a result of the exercise of tandem SARs.

(2)

Calculated using the average of the high and low prices for a board lot of common shares of the Company on TSX.

(3)

As freestanding SARs have not been granted under the Stock Option Plan, the numbers relate solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on TSX on January 30, 2004 being the last day on which trading occurred prior to the financial year end) of $ 0.63, less the exercise price of in-the-money stock options.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the Company's last completed financial year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since February 1, 2003 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX, on which the Company's common shares are listed, has adopted guidelines regarding disclosure of a listed company’s approach to corporate governance (the "Guidelines").

The TSX Guidelines recognize that decisions to depart from certain of the recommendations therein may be made for supportable reasons, including that the adoption of all of the Guidelines may be too costly for a smaller corporation. The directors of the Company have considered the Guidelines, received comments from the Company's solicitors and have decided not to implement some of the recommendations which were determined to be too costly and inappropriate for a corporation the size of the Company. The following describes the corporate governance practices of the directors.

The Role of the Directors

The role of the directors is to oversee the conduct of the Company's business and to supervise management, which is responsible to the directors for the day-to-day conduct of business. However, given the size of the Company, transactions of even moderate value are of relative importance to the Company and are addressed by the directors.

The directors discharge five specific responsibilities as part of their overall "stewardship responsibility". These are:

1.

Strategic planning process: The Company's strategic plan is prepared by and elaborated on directly by the Board with the assistance of management;

2.

Managing risk: The directors directly oversee most aspects of the business of the Company and thus, do not require specific systems or the creation of committees to effectively monitor and manage the principal risks of all aspects of the business of the Company;

3.

Appointing, training and monitoring senior management: No system of selection, training and assessment of management has been currently established, as it would be too costly. However, the directors monitor management's performance, which is measured against the overall strategic plan, through meetings with management;

4.

Communication policy: It is and has always been the directors' policy to communicate effectively with its members and the public generally through statutory filings and mailings, as well as press releases. Members are also given an opportunity to make comments or suggestions at members' meetings. These comments and suggestions are carefully considered by the directors;

5.   Ensuring the integrity of the Company's internal control and management information systems: Given the involvement of the directors in operations, the current size of the Company and the reports from and meetings with management, the directors believe that they effectively track and monitor the implementation of approved strategies.

The board has not implemented a number of governance practices recommended by the TSX Guidelines because it was determined to be too costly and inappropriate for a corporation the size of the Company. These are:

1.

Assessment of Board: - The board has not implemented a process to assess the effectiveness of the Board, its committees and individual directors.

2.

Orientation and Education Program: – The Company does not have an orientation and education program for its new recruits.

3.

Review of Board Size: - The board has not implemented a process to assess the effectiveness of the board, its committees and individual directors.

4.

Director Compensation: - The Company did not pay cash compensation to directors during the last fiscal year, however incentive stock options granted to directors were reviewed and granted by the Board pursuant to a stock option plan filed with the TSX.

5.

Position Descriptions: - The board and the CEO do not develop position descriptions for their respective responsibilities or corporate objectives that the CEO must meet..

6.

Structures and Procedures to Ensure Board Independence: – The structure that allows the board to function independent of management is set out in the Company’s Articles and in the British Columbia Business Corporations Act which allows any director to call a meeting of the board. There is presently no chair of the board. Dale McClanaghan, the Company’s President and CEO should be considered the lead director.

7.

Retention of Outside Advisors: – Directors can, with the approval of the Board, engage an outside advisor at the expense of the Company, however, there is not system in place for such engagements.

The Composition of the Board and the Establishment of Board Committees

The Company's Board is currently comprised of four directors, of whom two can be defined as "unrelated directors" or "directors who are independent of management and are free from any interests and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors' ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings".

In keeping with the Guidelines, the directors examined the possibility of establishing various committees such as a Nominating Committee, a Governance Committee, a Human Resources and a Compensation Committee. However, in light of the Company's size and resources, it was determined that setting up such committees would be overly expensive at this time. The Company has, however, set up an Independent Review Committee (the "Review Committee") of the Board to review and approve all non-arm's length contracts. The Review Committee will receive reports from management regarding such contracts which would assist them in granting final approval of any contract. The Review Committee has the same composition as the Audit Committee, and is comprised of a majority of non-management directors and unrelated directors.

Audit Committee

The Audit Committee is composed of one related and two unrelated directors. It is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. Its members are: Kenneth Morgan, Michael Levy and Richard Fifer.

The Board's Relations with Management

The President is both a member of management and a director and he is also the President of the Company's two operating subsidiaries in Panama. At present, the Company does not have a Chairman of the Board. The interaction between senior management and directors both at and outside meetings ensures that the directors are properly informed and that the directors' experience is brought to bear when needed by management. The directors remain sensitive to corporate governance issues and seek to set up the necessary structures to ensure an effective discharge of its responsibilities without creating additional overhead costs. The directors remain committed to ensuring the long term viability and profitability of the Company, as well as the well-being of its employees and of the communities in which it operates.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON AT THE MEETING

Appointment and Remuneration of Auditors

Unless otherwise instructed, the form of proxy given pursuant to this solicitation will be voted for the appointment of Davidson & Company, Chartered Accountants, as auditors of the Company, to hold office until the close of the next Annual General Meeting of the Company, at a remuneration to be fixed by the directors of the Company.

ALL PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ELECTION OF DAVIDSON & COMPANY, CHARTERED ACCOUNTANTS, AS AUDITORS FOR THE ENSUING YEAR UNLESS THE PROXIES ARE DIRECTED TO BE WITHHELD ON THE VOTING FOR  AUDITORS.

Any other Matters

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

VOTING

Under the provisions of the Business Corporations Act (British Columbia), a simple majority of the voting shareholders present at the Meeting, in person or by proxy, provided a quorum is present, is required to pass an ordinary resolution; a three-quarters majority of the voting shareholders present at the Meeting, in person or by proxy, is required to pass a special resolution.

\The contents and sending of this management proxy information circular have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 21st day of June, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

“Dale McClanaghan”

DALE  MCLANAGHAN
President and Chief Executive Officer

Proxy

ANNUAL AND EXTRAORDINARY

GENERAL MEETING OF SHAREHOLDERS  OF

ADRIAN RESOURCES LTD. to be held at Suite 1820, 701 West Georgia St.,

(Name of Company)                                                  (Location of Meeting)

Vancouver, British Columbia, V7Y 1C6 on  Friday,  July 23, 2004, AT 10:00AM

(Day of week)(Month/day/Year) (Time of Meeting)

The undersigned member (“Registered Shareholder”) of the Company hereby appoints Dale McClanaghan, President and a Director of the Company, or failing this person, Michael Levy, a Director of the Company, or in the place of the foregoing, ________________ (Print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Davidson & Company as auditors of the Company		N/A
2. To authorize the Directors to fix the Auditors’ remuneration			N/A
3. To determine the number of Directors at four			N/A
4. To elect as Director, DALE MCLANAGHAN		N/A
5. To elect as Director, KENNETH MORGAN		N/A
6. To elect as Director, MICHAEL LEVY		N/A
7. To elect as Director, RICHARD FIFER		N/A
8. To pass a special resolution authorizing the Board of Directors to change the name of the Company as provided in the Information Circular
9. To confirm the acts and deeds of the directors since the last Annual General Meeting of the Company			N/A
10. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

  appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Computershare Trust Company of Canada is 510 Burrard Street, Vancouver, British Columbia, V7C 4N1, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683)   and Internet voting at http://www.stocktronics.com/webvote

RETURN CARD

SUPPLEMENTAL MAILING LIST

ADRIAN RESOURCES LTD.

Suite 1820, 701 West Georgia Street

Vancouver, British Columbia, Canada

V7Y 1C6

If you wish to receive interim financial statements of the Company please complete and return this card to the Company at the above address.

Name:

_____________________

Address:

_____________________

City:

_____________________

Province/State: _____________________

Country:

_____________________

Postal/Zip Code: _____________________

The undersigned hereby certifies that he is the owner of securities of ADRIAN RESOURCES LTD. and requests that he be placed in the Company's Supplemental Mailing List to receive its interim financial statements.

DATED:

                                    , 2004.

_________________________

(Signature)